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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

OVERSEAS SHIPHOLDING GROUP, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
690368-10-5
(CUSIP Number)
D.J. Smith, Executive Vice President, Secretary and General
Counsel, Archer-Daniels-Midland Company,
4666 Faries Parkway, P.O. Box 1470,
Decatur, Il 62525,
Telephone: (217) 424-5200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690368-10-5	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Archer-Daniels-Midland Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	41-0129150

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer
This Amendment No. 6 to the Statement on Schedule 13D filed by Archer-Daniels-Midland Company (“ADM”), relating to the common stock, par value $1 per share (the “OSG Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG”), as amended (the “Statement”), further amends the Statement in the following respects only:
Item 5. Interest in Securities of the Issuer
(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act.

ADM is the beneficial owner of 0 shares of OSG Common Stock, representing 0.0% of the outstanding shares of OSG Common Stock.

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

N/A

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

On April 24, 2007, ADM entered into a Share Purchase Agreement with OSG (the “Purchase Agreement”) whereby ADM agreed to sell, and OSG agreed to purchase, 5,093,391 shares of OSG Common Stock, representing all the shares of OSG Common Stock owned by ADM, at a price per share of $65.4225. Pursuant to the terms of the Purchase Agreement, the purchase and sale occurred on April 27, 2007.

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

April 27, 2007.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to the Purchase Agreement, with respect to any action on which the shareholders of OSG are entitled to vote and with respect to which a record date has been set for a time prior to the closing of the Purchase Agreement, ADM has agreed to vote all the shares of OSG Common Stock for which it has the right to vote on a pro rata basis proportionate to all other votes actually cast with respect to such action. At the closing of the Purchase Agreement, ADM delivered to OSG a proxy to effectuate the voting arrangement described in the preceding sentence.
Item 7. Material to Be Filed as Exhibits
Share Purchase Agreement, dated April 24, 2007, among Overseas Shipholding Group, Inc. and Archer-Daniels-Midland Company.

3 of 4

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARCHER-DANIELS-MIDLAND COMPANY
April 27, 2007	/s/ D. J. SMITH
Date	Signature

D. J. Smith Executive Vice President, Secretary and General Counsel
Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)

4 of 4

SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of April 24, 2007, among OVERSEAS SHIPHOLDING GROUP, INC., a Delaware corporation (“OSG”), and ARCHER DANIELS MIDLAND COMPANY, a Delaware corporation (“ADM”).
           WHEREAS, ADM is the owner of 5,093,391 shares of common stock, par value $1.00 per share, of OSG (the “Shares”);
           WHEREAS, ADM has requested that OSG repurchase from ADM, at a purchase price of $65.42 per share (which is 2.5% less than the closing price of a share of common stock of OSG on the New York Stock Exchange on today’s date) , the Shares; and
           WHEREAS, OSG desires to repurchase the Shares from ADM as requested by ADM, as more fully set forth in this Agreement;
           NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements contained herein, the parties hereto agree as follows:
SECTION 1. Purchase and Sale.
           (a) Upon the terms set forth in this Agreement, at the Closing (as defined below), ADM shall sell, transfer and deliver to OSG, and OSG shall purchase from ADM, the Shares, free and clear of all liens, pledges, charges, security interests, encumbrances or other adverse claims of any kind (collectively, “Liens”), for an aggregate purchase price of $333,222,372.70 (the “Purchase Price”), payable as set forth in Section 1(b).
           (b) The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at 10:00 a.m. on April 27, 2007. At the Closing:
     (i) OSG shall deliver to ADM the Purchase Price in immediately available funds by wire transfer to the account of ADM designated by ADM; and
     (ii) ADM shall deliver to OSG certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed, or otherwise shall make book-entry transfer of the Shares to OSG to the satisfaction of OSG (and shall provide such documentation of such book-entry transfer as may be requested by OSG).

SECTION 2. Representations and Warranties of ADM.
           (a) The execution and delivery by ADM of this Agreement, the performance by ADM of its obligations hereunder and the consummation by ADM of the transaction contemplated hereby are within ADM’s powers and have been duly authorized by all necessary action on the part of ADM. This Agreement constitutes (assuming due authorization, execution and delivery by OSG) the legal, valid and binding agreement of ADM, enforceable against ADM in accordance with its terms.
           (b) ADM is the record and beneficial owner of the Shares, free and clear of any and all Liens, and ADM is transferring and delivering to OSG at the Closing valid title to all of the Shares, free and clear of any and all Liens.
           (c) ADM acknowledges that it has been provided with such information regarding OSG as has been requested by it, and that it has had such opportunity to ask questions of the officers of OSG regarding OSG as has been requested by it, in each case in connection with the transaction contemplated hereby. In connection with the foregoing, ADM expressly acknowledges receipt, prior to its execution of this Agreement, of the information set forth in Exhibits A and B hereto.
     SECTION 3. Representations and Warranties of OSG. The execution and delivery of this Agreement by OSG and the performance by OSG of its obligations hereunder and the consummation by OSG of the transaction contemplated hereby are within OSG’s powers and have been duly authorized by all necessary action on the part of OSG. This Agreement constitutes (assuming due authorization, execution and delivery by ADM) the legal, valid and binding agreement of OSG, enforceable against OSG in accordance with its terms.
     SECTION 4. Confidentiality. ADM agrees to keep confidential any and all non-public information of OSG provided to it in connection with the transaction contemplated hereby, including, without limitation, the information set forth in Exhibits A and B, until such time as such information is otherwise made generally available to the public by OSG.
     SECTION 5. Voting of the Shares. With respect to any action on which the shareholders of OSG are entitled to vote and with respect to which a record date has been taken prior to the Closing, such that ADM retains the right to vote the Shares following the Closing, ADM agrees to vote all the Shares on a pro rata basis proportionate to all other votes actually cast with respect to such action. ADM agrees to deliver to OSG at the Closing a proxy to vote the Shares to the foregoing effect.
     SECTION 6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

OVERSEAS SHIPHOLDING GROUP, INC.
By:	/s/ Morten Arntzen
	Name:	Morten Arntzen
	Title:	President

ARCHER DANIELS MIDLAND COMPANY
By:	/s/ Vikram Luthar
	Name:	Vikram Luthar
	Title:	Vice President and Treasurer